UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(C) OF
THE INVESTMENT COMPANY ACT OF 1940

The undersigned formerly a business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

ENERGYTEK CORP.
Formerly Broadleaf Capital Partners, Inc.

201 S. Laurel
Luling, TX 78648
(Address of Principal Business Office)
(No. & Street, City, State, Zip Code)

814-00175
(Commission File Number)

(713) 333-3630
(Telephone Number, including area code)

In addition to completing the cover page, a company withdrawing its election under Section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal:

A. [  ] The company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.

B. [  ] The company (1) has distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

C.  [  ] The company has (1) sold substantially all of its assets to another company; or (2) merged into or consolidated with another company. Give the name of the other company and state whether the other company is a registered investment company, a company excluded from the definition of an investment company by section 3(c)(1) of the Act, a business development company, or none of the above.

D. [X] The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests. Describe the company's new business. Give the date of the shareholders' or partners' meeting and the number of votes in favor of the proposed to the change.

On May 4, 2012, the Board of Directors and a majority of the Shareholders of the Company voted to elect to no longer be registered as an Investment Company under the Investment Company Act of 1940, as the business nature of the Company had changed and it no longer met the requirements of a business development company. At that time the officers of the Company were directed to file Form N-54C.  However the Form N-54C was not properly filed with the Securities and Exchange Commission (the “Commission”).

Recently, the Company has changed its business plan to become an operating company in the energy field.  In support of that change, the corporate name has been changed to EnergyTEK Corp. and certain changes have been made  to the capital structure of the Company.

The ratification of the prior termination of the business development company election previously approved by the Board of Directors and Shareholders on May 4, 2012 as well as the change in corporate name, increase in authorized capital and 1-for-150 reverse split of its common stock all were approved unanimously by our Board of Directors on May 15, 2010.  On May 23, 2014, a majority of our Shareholders, representing 76.34 percent of the outstanding shares entitled to vote, approved the same actions in writing, as permitted under Nevada law.

On May, 28, 2014, the Company filed a Preliminary Form 14C Information Statement with the Commission giving notice to all Shareholders of the actions proposed and approved by our Directors and a majority of our Shareholders.  On June 11, 2014, we filed an Amended Schedule 14C Information Statement.  On June 25, 2014, we filed a Definitive Form 14C with the Commission, and sent copies to all of our Shareholders on June 30, 2014. The election to cease being registered under the Investment Company Act of 1940 which was  approved by the Board of Directors and a majority of our Shareholders, was effective 20 days after the sending of the Definitive Information Statement to our Shareholders on June 30, 2014, or on July 20, 2014.  The other corporate actions, including the change of name, increase in authorized capital and reverse split were declared effective by the Financial Industry Regulatory Authority (“FINRA”) on July 23, 2014. We are now implementing the approved actions, including the filing of this Form N-54C Notice.

E. [  ] The company has filed a notice of registration under Section 8 of the Act. State the filing date of the Company's notice of registration (Form N-8A) under the Act.

F.  [  ] Other. Explain the circumstances surrounding the withdrawal of election.

SIGNATURE

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf on the 23rd day of July, 2014.

ENERGYTEK CORP.

By: /s/  Craig Crawford
Name: Craig Crawford
Title:   President